NYSE
AN ICE EXCHANGE

December 15, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Northern Lights Fund Trust III, under the Exchange Act of 1934:

- Shares of beneficial interest, no par value per share: PlanRock Alternative Growth ETF

- Shares of beneficial interest, no par value per share: PlanRock Market Neutral Income ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com